UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42376

HUHUTECH International Group Inc.

3-1208 Tiananzhihui Compound

228 Linghu Road

Xinwu District, Wuxi City, Jiangsu Province

People’s Republic of China 214135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of February 14, 2025 entitled, “HUHUTECH Strengthens Semiconductor Industry Services with Launch of Kumamoto Warehousing and Logistics Center in Japan.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUHUTECH International Group Inc.

Date: February 14, 2025	By:	/s/ Yujun Xiao
	Name:	Yujun Xiao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – HUHUTECH Strengthens Semiconductor Industry Services with Launch of Kumamoto Warehousing and Logistics Center in Japan, dated February 14, 2025

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